UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2015

Commission file number 0-24762

FIRSTSERVICE CORPORATION

(Translation of registrant’s name into English)

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada

M5S 2B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]                  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]                  No [X]

If “Yes” is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRSTSERVICE CORPORATION

Date: March 27, 2015	/s/ John B. Friedrichsen
Name: John B. Friedrichsen
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular with respect to Annual Meeting Matters and a Plan of Arrangement involving FirstService Corporation, its Shareholders, New FSV Corporation, FSV Holdco ULC and FirstService Commercial Real Estate Services Inc. and resulting in the Separation of FirstService Corporation into FirstService Corporation and Colliers International Group Inc. dated March 16, 2015

99.2	Form of Proxy